Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO

SELL ITS PROJECT IN KOCHI, INDIA

Tel Aviv, Israel, December 12, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated August6, 2018, regarding an agreement with a local investor (the “Investor”) to waive any of its rights and interest in the SPV (the “Asset”) which holds a land plot in Kochi, India for a total consideration in the amount of approximately 1.2 million EURO (the “Consideration”) to be paid on November 30, 2018; that the Company and the Investor have agreed that the Consideration will be paid in two installments as follows: 50% of the Consideration will be paid to the Company until December 31, 2018 and the remaining 50% will be paid to the Company until April 30, 2019.

The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com